UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GameTech International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

         36466D 10 2
(CUSIP Number)

                         December 31, 2006
(Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[x] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36466D 10

1)	Name of Reporting Person................................................................. Richard T. Fedor
I.R.S. Identification No. of Above Person (entities only)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)....................................................................................................... _____
(b)....................................................................................................... _____
3)	SEC Use Only.....................................................................................
4)	Citizenship or Place of Organization......................................... United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power........................................................ 89,500 shares*
(6) Shared Voting Power................................................. 2,469,486 shares
(7) Sole Dispositive Power.................................................. 89,500 shares*
(8) Shared Dispositive Power........................................... 2,469,486 shares
9)	Aggregate Amount Beneficially Owned by Each
Reporting Person.............................................................................. 2,558,986 shares*
10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions).................................................. __X___
11)	Percent of Class Represented by Amount
in Row (9)................................................................................................... 20.3%**
12)	Type of Reporting Person (See Instructions)................................................. IN

*              Amount beneficially owned includes 86,500 shares the Reporting Person has the right to acquire within 60 days of December 31, 2006, upon the exercise of stock options.

**           Based on 12,516,222 total shares outstanding as of December 31, 2006.

CUSIP No. 36466D 10 2

1)	Name of Reporting Person................................................................... Bonnie G. Fedor
I.R.S. Identification No. of Above Person (entities only)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a).......................................................................................................... _____
(b).......................................................................................................... _____
3)	SEC Use Only.....................................................................................
4)	Citizenship or Place of Organization.......................................... United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power................................................................ 900 shares
(6) Shared Voting Power................................................. 2,469,486 shares
(7) Sole Dispositive Power......................................................... 900 shares
(8) Shared Dispositive Power........................................... 2,469,486 shares
9)	Aggregate Amount Beneficially Owned by Each
Reporting Person................................................................................. 2,470,386 shares
10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)................................................... __X___
11)	Percent of Class Represented by Amount
in Row (9).................................................................................................. 19.7%*
12)	Type of Reporting Person (See Instructions)................................................ IN

*  Based on 12,516,222 total shares outstanding as of December 31, 2006.

Item 1(a)          Name of Issuer:

GameTech International, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:

900 Sandhill Drive

Reno, Nevada  89521

Item 2(a)          Name of Person Filing:

Richard T. Fedor

Bonnie G. Fedor

Item 2(b)          Address of Principal Business Office:

900 Sandhill Drive

Reno, Nevada  89521

Item 2(c)          Citizenship:

United States

Item 2(d)          Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)          CUSIP Number:

36466D 10 2

Item 3.             If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [ ]         Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)        [ ]         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)        [ ]         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)        [ ]         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)        [ ]         An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)         [ ]         An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)        [ ]         A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)        [ ]         A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)         [ ]        A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of  1940 (15 U.S.C. 80a-3);

(j)         [ ]        Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.             Ownership:

            Richard T. Fedor

(a)        Amount Beneficially Owned.................................................. 2,558,986 shares

(b)        Percent of Class.................................................................................... 20.3%

(c)        Number of shares as to which such person has:

(i)         Sole power to vote or to

            direct the vote .............................................................. 89,500  shares

(ii)        Shared power to vote or to

            direct the vote.......................................................... 2,469,486  shares

(iii)       Sole power to dispose or to direct

            the disposition of........................................................... 89,500  shares

(iv)       Shared power to dispose or to

            direct the disposition of............................................. 2,469,486  shares

            Mr. Fedor's shares include 540,325 shares of common stock held in trust for their children over which Mr. and Mrs. Fedor share voting and dispositive power, but exclude 900 shares of common stock owned by Mrs. Fedor, of which Mr. Fedor disclaims beneficial ownership.

            Bonnie G. Fedor

(a)        Amount Beneficially Owned................................................. 2,470,386  shares

(b)        Percent of Class.................................................................................... 19.7%

(c)        Number of shares as to which such person has:

(i)         Sole power to vote or to

            direct the vote .................................................................... 900 shares

(ii)        Shared power to vote or to

            direct the vote.......................................................... 2,469,486  shares

(iii)       Sole power to dispose or to direct

            the disposition of................................................................. 900 shares

(iv)       Shared power to dispose or to

            direct the disposition of............................................. 2,469,486  shares

            Mrs. Fedor's shares include 540,325 shares of common stock held in trust for their children over which Mr. and Mrs. Fedor share voting and dispositive power, but exclude 3,000 shares of common stock and 86,500 shares of common stock that may be acquired upon the exercise of stock options owned by Mr. Fedor, of which Mrs. Fedor disclaims beneficial ownership.

Item 5.             Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ] .

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

                        Not Applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.             Identification and Classification of Members of the Group.

Not applicable.

Item 9.             Notice of Dissolution of Group.

Not applicable.

Item 10.           Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2006.

Date:  February 13, 2007                                             By:                /s/ Richard T. Fedor

                                                                                                               Richard T. Fedor

Date:  February 13, 2007                                             By:                /s/ Bonnie G. Fedor

                                                                                                              Bonnie G. Fedor

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13G dated as of December 31, 2006 relating to the shares of common stock, no par value per share, of GameTech International, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

                  /s/ Richard T. Fedor

                       Richard T. Fedor

                    /s/ Bonnie G. Fedor

                         Bonnie G. Fedor